FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated February 24th, 2011.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

2010 EARNINGS

Press release

Madrid, February 24th 2011

Number of pages:

Recurring net income rose 55% to 2.36 billion

REPSOL 2010 NET INCOME TRIPLES TO

4.69 BILLION EUROS

•	The significant profit increase was due to the good operating results in all business areas as well as the result of the capital increase of Repsol Brazil fully subscribed by China’s Sinopec.

•	Recurring operating income rose 66.7%, to 5.213 billion euros.

•	All the company’s business areas experienced significant improvements in their recurring operating income: Upstream (+66.6%), Downstream (+45.5%), YPF (+106%) and Gas Natural Fenosa (+14%).

•	Especially significant was the 131% reserve replacement ratio at the company’s Upstream unit.

•	Repsol’s integrated refining margin again posted one of the best performances of the industry.

•	Net debt at year end, excluding Gas Natural Fenosa, was cut by 65% to 1.697 billion euros.

•	Repsol’s board will propose a total gross dividend of 1.05 euros per share from 2010 earnings.

•

During 2010, the company made significant advances in achieving the goals set out in its Strategic Plan, including the incorporation of Sinopec in Brazil, the placement of 4.2% of YPF and the sale of non-strategic assets.

•

“We have passed strategic milestones and taken decisive steps to complete key projects set out in our Horizon 2014 plan. Also, our reserve replacement rate already exceeds 100%,” said Chairman Antonio Brufau.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

Repsol posted net income of 4.693 billion euros for 2010 compared to 1.559 billion euros in the previous year. Excluding extraordinary items, recurring net profit improved 54.9% to 2.360 billion euros.

The 2010 earnings increase is mainly due to the good performance of the company’s ongoing activities, boosted in the fourth quarter by the capital increase of Repsol Brazil.

All the company’s core businesses experienced significant increases in recurring operating income: Upstream (+66.6%), Downstream (+45.5%), YPF (+106%) and Gas Natural Group (+14%).

In 2010, Repsol’s recurring operating income was 5.213 billion euros, 66.7% higher than the previous year, mainly due to improved upstream realization prices and a 3.2% increase in production.

Improved refining margins also had a positive impact, as they almost doubled to $2.5 per barrel, as well as the results of the marketing business and the recovery of the chemicals’ business margins and volumes.

YPF’s recurring operating income rose by 106% to 1.625 billion euros compared with 789 million euros in 2009, mainly due to the increasing convergence of domestic prices with international parity.

2010: DECISIVE STEPS IN THE HORIZON 2014 STRATEGY

The agreement between Repsol and China’s Sinopec to develop exploration and production projects offshore Brazil, allowed the company to meet one of its main strategic objectives and was a major milestone of the last few years.

In December 2010, Repsol and Sinopec successfully concluded a deal whereby the Chinese company subscribed in its entirety a capital increase in Repsol Brazil, a deal that led to the creation of one of the largest private energy groups in Latin America, valued at $17.777 billion. Repsol owns 60% of the resulting company and Sinopec the remaining 40%.

Also in Brazil, exploration wells were drilled in the Guara, Carioca and Piracucá fields, all of which key assets in Repsol’s Strategic Plan, which further increased the prospects of the already enormous potential of these fields. Additionally, a new discovery was made in the Creal B well (Albacore Leste block) where production testing will commence in 2013.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

Another milestone reached during the year was the start-up of the gas liquefaction plant, at the Peru LNG project. The plant is located in Melchorita (Peru), and is the first gas liquefaction plant in South America. The project involves total spending of $3.8 billion, the largest investment ever made in a single project in the history of Peru.

In Venezuela, the increase in reserves in the Perla field and the award of a project to develop heavy crude oil reserves in the Carabobo project are clear examples of the progress being made in Repsol’s upstream strategy.

In November 2010, YPF was awarded 13 new licenses for exploration of unconventional resources in Argentina’s Neuquen province in partnership with other major international companies including Exxon and Total. Successful exploitation of unconventional resources (tight & shale resources) have created a very promising new growth vector in Argentina for YPF.

Regarding other major strategic growth projects for Repsol, the expansion and modernization of the Cartagena refinery and the fuel oil reduction unit at the Bilbao Petronor complex have both advanced considerably during 2010. The start of operations at both sites in 2011 will mark the completion of Repsol’s key downstream objectives.

The sale of Repsol’s 5% stake in CLH, 25% stake in Bahia Bizkaia Gas, S.L., 30% stake in the Brazilian REFAP refinery and the agreement to sell the Gaviota underground natural gas storage facility are all part of Repsol’s strategy of gradual divestment of non-strategic assets. The sale of a total of 4.2% of YPF in the last quarter of 2010 is part of a significant advancement in achieving greater diversification of the company’s asset portfolio.

These deals have allowed Repsol to significantly reduce its net financial debt which, excluding Gas Natural Fenosa, stood 1.697 billion euros at year end compared with 4.905 billion in 2009. This implies a net debt to capital employed ratio of 5.5%.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

GROSS DIVIDEND INCREASES 23.53%

During a meeting held yesterday, the Board of Directors agreed to convene the next Annual General Meeting for April 15, and proposed a final dividend payout for 2010 earnings of 0.525 euros per share, to be paid on July 7, 2011. (Note to ADS’s holders: Owners of record of ADS’s at the closing of business of July 6, 2011 would be entitled to receive such dividend when payable by the Bank of New York Mellon, which is expected to be on July 18, 2011).

With this proposal, which must be approved by the Annual General Shareholders’ meeting, the total gross dividend for 2010 will be 1.05 euros per share, which represents a 23.53% increase from the previous year.

The total dividend payout from 2010 earnings will be 1.282 billion euros.

UPSTREAM: RESERVES AND PRODUCTION GROWTH

The Upstream unit’s operating income was 1.473 billion euros in 2010, a 66.6% increase compared to the same period of 2009. This was a result of higher oil and gas prices and increased production, particularly liquids.

During 2010, hydrocarbons production was 344 boepd, 3.2% more than the year-earlier period, consolidating the trend initiated at the beginning of the year. This increase was mainly due to production in Shenzi (USA) an increased share in Libya and the start-up of the Peru LNG project.

Especially significant was the increased reserve replacement ratio, of 131%, which endorses the implementation of the company’s successful reserve replacement policy of recent years.

Noteworthy is the improved production mix, in which the weight of liquids increased from 40.2% to 42.3%. Repsol’s crude realization price increased 26.7%, in line with the rising Brent (28.8%) and WTI (28.2%) prices. The gas realization price rose 17.4%, significantly higher than the rise in the Henry Hub (10%).

Investments in the Upstream unit during the period were in line with the previous year, totalling 1.126 billion euros. This was spent mainly (50%) on field development in Trinidad & Tobago, Bolivia, Brazil, Peru, USA, Ecuador and Libya. Investment in exploration was mostly assigned to Brazil and the United States.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

More discoveries in 2010

Of the company’s reported discoveries during this period, the Mercury 1 exploration well offshore Sierra Leone allowed Repsol to identify a new area of high exploratory potential which was previously unexplored. The Perla 2 and Perla 3 wells in Venezuela increased estimated reserves in the super giant Perla field, the largest ever gas find in Venezuela.

In Brazil, the Piracucá Creal B and 2 findings could significantly increase the potential of offshore reserves in this country. In 2011, Repsol made a new discovery of high quality crude in ultra-deep waters in the Santos Basin. The Carioca Northeast well is in the Carioca area, one of the company’s key exploration plays.

In Peru, following the success of the Kinteroni field, appraisal work is continuing with the Kinteroni 2 well, with very positive results. This gas field is expected to start producing in 2012.

Repsol will drill 27 wells in 2011, focusing especially on offshore Brazil and West Africa, in line with the group’s strategic objectives of maintaining investment in exploration and production as the company’s key growth driver.

LNG business growth with Peru LNG start-up

The LNG (liquefied natural gas) unit’s recurring operating income was 127 million euros in 2010, a 154% increase on 50 million euros at the end of 2009. This increase is mainly due to increased margins and high product sales and the entry into operation of the liquefaction gas terminal in Melchorita (Peru) integrated in the Peru LNG project.

The start-up of the Peru LNG project allows Repsol to increase its presence in the Pacific basin, adding to the privileged position in the Atlantic and the Mediterranean basins. The start of production at the facility will allow Repsol to increase overall shipped volumes by 50% in 2011.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

DOWNSTREAM: IMPROVED REFINING MARGINS AND RECOVERY OF THE CHEMICALS BUSINESS

The Downstream unit’s (Refining, Marketing, LPG, Chemicals and others) recurring operating income in 2010 was 1.475 billion euros, 45.5% more than in 2009. Excluding the inventory effect, recurring operating income was 977 million euros, 51.0% higher than the 647 million euros reported in the previous year.

This increase is mainly the result of the company’s improved integrated refining margins, which remains one of the most competitive in the industry, and the recovery of the chemicals business.

The chemicals business clearly consolidated a recovery in sales and margin, ending the year with a 13.5% rise in the sales of petrochemical products compared to 2009.

Investment in the downstream unit totalled 1.613 billion euros, spent mainly on the expansion projects of the Cartagena refinery and the fuel oil reduction unit at the Petronor refinery in Bilbao.

These two key projects for the downstream growth strategy will begin operations during the current year, increasing overall efficiency as well as the production of diesel, helping reduce Spain’s import needs.

YPF: STRONG GROWTH

YPF’S recurring operating income was 1.625 billion euros compared to 789 million euros in 2009, representing a 106% increase.

This result is mainly due to the increasing convergence of domestic and international fuel prices as well as higher revenues from products sold in the domestic market but referenced to international prices, and the increased income from exports.

In 2010, YPF’s total production was 541 kboepd, representing a 5.4% fall compared to 2009. Liquids output declined more slowly than gas production as a result of increased investment based on a crude production incentive program. The reserve replacement ratio was 84%, with 100% replacement ratio for liquids.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

YPF’s investments totalled 1.548 billion de euros, 61.9% more than in 2009, spent mainly on exploration and production development projects.

Exploration work carried out by YPF in Argentina in 2010 led to an important discovery of unconventional gas (tight gas) in the Neuquen Basin. Additionally, in this same basin there is evidence of high potential for shale oil & gas that greatly increases the value of the area.

The good performance of YPF has led to interest from institutional investors. On 23 December, Repsol announced the sale of 3.3% of YPF’s shares for $500 million. This sale is in addition to YPF share sales made in previous weeks on the US and Argentinean markets.

Additionally, an F3 request has been filed with the Securities and Exchange Commission (SEC) which would allow for the sale of up to 15% in YPF, in line with the company’s strategy of partial divestment of YPF to diversify its assets portfolio.

At year end, YPF’s shareholding was as follows: Repsol (79.81%), Grupo Petersen (15.46%) and 4.72% of free float.

GAS NATURAL FENOSA INCOME INCREASES

The recurring operating income of Gas Natural Fenosa in 2010 was 849 million euros compared to 745 million euros in 2009, representing an increase of 14% over the previous year. The increase is due to the incorporation into the gas company’s earnings of 100% of Union Fenosa for the whole of 2010. (In 2009, Fenosa was incorporated from April 30)

Gas Natural Fenosa investments during the year were 636 million euros, mainly spent on gas and electricity distribution activities in Spain and Latin America, and power generation in Spain and Mexico.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States, available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Change
	2009	2010	%
Net income	1,559	4,693	201.0
Operating income	3,244	7,621	134.9
CCS adjusted operating income	1,524	2,360	54.9
Recurring operating income	3,128	5,213	66.7

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Change
	2009	2010	%
EBITDA	6,749	9,196	36.3
Operating income	3,244	7,621	134.9
Financial expenses	(468)	(1,008)	115.4
Income before income tax and income of associates	2,776	6,613	138.2
Income tax	(1,130)	(1,742)	54.2
Share in income from companies carried by the equity method	86	76	(11.6)
Income for the period from discontinued activities	12	—	(100.0)
Income for the period	1,744	4,947	183.7
Income attributable to minority interests	185	254	37.3
NET INCOME	1,559	4,693	201.0

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Change
	2009	2010	%
Upstream	781	4,113	426.6
LNG	(61)	105	—
Downstream	1,022	1,304	27.6
YPF	1,021	1,453	42.3
Gas Natural Fenosa	748	881	17.8
Corporate & others	(267)	(235)	(12.0)
TOTAL	3,244	7,621	134.9

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – December		Change
	2009	2010	%
Oil and gas production (Thousand boepd)	334	344	3.2
Crude processed (Thousand tons)	35.1	34.4	(2.0)
Sales of oil products (Thousand tons)	39,429	38,613	(2.1)
Sales of petrochemical products (Thousand tons)	2,306	2,618	13.5
LPG sales (Thousand tons)	2,993	3,108	3.8

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

YPF OPERATING HIGHLIGHTS

	January – December		Change
	2009	2010	%
Oil and gas production (Thousand boepd)	572	541	(5.4)
Crude processed (Thousand tons)	15.7	15.4	(1.9)
Sales of oil products (Thousand tons)	13,906	14,146	1.7
Sales of petrochemical products (Thousand tons)	1,479	1,563	5.7
LPG sales (Thousand tons)	397	340	(14.3)

General Division of Communication
Telf. 91 753 87 87
www.repsol.com
prensa@repsol.com

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	DECEMBER 2010
NON-CURRENT ASSETS
Goodwill	4,733	4,617
Other intangible assets	2,085	2,836
Property, plant & equipment	31,900	33,585
Real-Estate Investments	35	26
Equity-accounted financial investments	531	585
Non-current financial assets	1,732	1,789
Deferred tax assets	2,021	1,993
Other non-current financial assets	273	322
CURRENT ASSETS
Non-current assets classified as held for sale (*)	746	340
Inventories	4,233	5,837
Trade and other receivables	6,773	8,569
Other current financial assets	713	684
Cash and cash equivalents	2,308	6,448

TOTAL ASSETS	58,083	67,631

TOTAL EQUITY
Attributable to equity holders of the parent	19,951	24,140
Attributable to minority interests	1,440	1,846
NON-CURRENT LIABILITIES
Subsidies	124	110
Non-current provisions	3,097	3,772
Non-current financial debt	15,411	14,940
Deferred tax liabilities	3,395	3,387
Other non-current liabilities	2,672	3,663
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	185	153
Current provisions	282	404
Current financial debt	3,499	4,362
Trade and other payables	8,027	10,854

TOTAL LIABILITIES	58,083	67,631

(*)	Assets and liabilities associated with non-current assets held for sale are included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 24th, 2011	By:	/s/ Miguel Angel Devesa
			Name:	Miguel Angel Devesa
			Title:	Chief Financial Officer